SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)*

Argyle Security, Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

040311102
(CUSIP Number)

December 15, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 040311102	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) The Pinnacle Fund, L.P., a Texas limited partnership 75-2512784
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Common Stock equal to less than 5%
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER Common Stock equal to less than 5%
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock equal to less than 5%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G
CUSIP NO. 040311102	Page 3 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barry M. Kitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Common Stock equal to less than 5%
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER Common Stock equal to less than 5%
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock equal to less than 5%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP NO. 040311102	Page 4 of 7

Item 1(a).	Name of Issuer:

Argyle Security, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Concord Plaza, Suite 700 San Antonio, TX 78216

Items 2(a),	Name of Persons Filing, Address of Principal Business Office and
(b) and (c).	Citizenship:

This Amendment No. 3 to Schedule 13G is being filed on behalf of The Pinnacle Fund, L.P. and Barry M. Kitt, as joint filers (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 3 to Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 3 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 4965 Preston Park Blvd., Suite 240, Plano, TX 75093. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

040311102

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

Common Stock equal to less than 5%*

(b) Percent of class:

Less than 5%

SCHEDULE 13G
CUSIP NO. 040311102	Page 5 of 7

(c) Number of shares to which such person has:

(i) Sole power to vote or direct the vote: Common Stock equal to less than 5%*

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: Common Stock equal to less than 5%*

(iv) Shared power to dispose of or direct the disposition of: 0

*This statement is filed on behalf of The Pinnacle Fund, L.P. (“Pinnacle”) and Barry M. Kitt.  Pinnacle Advisers, L.P. (“Advisers”) is the general partner of Pinnacle.  Pinnacle Fund Management, LLC (“Management”) is the general partner of Advisers.  Mr. Kitt is the sole member of Management.  Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle.  Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

SCHEDULE 13G
CUSIP NO. 040311102	Page 6 of 7

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 040311102	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2008

THE PINNACLE FUND, L.P.

By:	Pinnacle Advisers, L.P., its general partner

By:	Pinnacle Fund Management, LLC, its general partner

By:	/s/Barry M. Kitt
Barry M. Kitt, its sole member

/s/Barry M. Kitt
Barry M. Kitt